Exhibit 99.1

Glass House Brands Closes Initial Tranche of Non-Brokered Private Placement of Equity Securities

LONG BEACH, CA and TORONTO, SEPTEMBER 1, 2022 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced the closing of the first tranche of the previously announced non-brokered private placement (the "Offering") of Series B Preferred Stock, face value US$1,000 per share of GH Group, Inc. ("GH Group"), a subsidiary of the Company. The initial closing of the Offering included approximately US$14.7 million of new money invested and approximately US$22.6 million face value of existing Series A Preferred Stock exchanged for new Series B Preferred Stock. A total of 37,337 shares of Series B Preferred Stock were issued, with an aggregate face value of approximately US$37.4 million. The Company expects to complete the Offering in the next 30 days, after which a total of approximately US$50.0 million of Series B Preferred Stock is expected to be outstanding.

“We feel fortunate to have successfully raised capital in this challenging market environment,” stated Kyle Kazan, Glass House Brands Chairman and CEO. “While the California cannabis industry struggles through commoditization amongst other issues, we are very grateful for the support we have received from our existing preferred stock investors who exchanged their Series A Preferred Stock for this Series B Preferred Stock along with the new investors in this Series B Preferred Stock round. We are thankful for the confidence bestowed on our company and management team. As we close out the remainder of this fundraise, we also are putting our full focus behind our stated target of achieving free cash flow positive operations excluding the capex for Phase II of the SoCal farm by the first quarter of 2023.”

The Company is using US$10.0 million of the cash proceeds from the Offering to repay an interim bridge loan from its senior lender and the balance for general working capital and transaction costs.

Holders of the Series B Preferred Stock will be entitled to an annual dividend at a rate of 20% for the first two years after the date of initial issuance of Series B Preferred Stock (the "Initial Issuance"), 22.5% for the third year and, thereafter, 25% until the 54-month anniversary of the Initial Issuance. The dividend will accrue and be paid quarterly with an annual amount equal to 10% of the initial investment being payable in cash and the balance of the dividend being paid in kind, accumulating and compounding on a quarterly basis until paid; provided that if the Series B Preferred Stock remains outstanding after the 54-month anniversary of the Initial Issuance, the annual dividend shall thereafter be payable solely in cash at a rate of 20%.

The issuance of each share of Series B Preferred Stock with a face value of US$1,000 per share will be accompanied by the delivery of 200 warrants (each, a "Warrant") of the Company. Each Warrant has a five-year term and entitles the holder to purchase one new equity share in the capital of the Company (each, a "Warrant Share") at a price of US$5.00 per Warrant Share subject to customary anti-dilution adjustments. The Company has the option to terminate any unexercised warrants if the underlying shares trade at a price of at least US$12.00 per share, subject to customary anti-dilution provisions. As a condition to entering into the Offering, holders of Series A Preferred Stock who held existing warrants of the Company with a US$10.00 exercise price ("Existing Warrants") agreed to the cancelation of such Existing Warrants, with 100 Existing Warrants to be canceled for each Series B Preferred Share that is issued in exchange for Series A Preferred Stock.

The Warrants, the Warrant Shares issuable upon exercise of the Warrants, and any equity shares into which the Warrant Shares may convert in accordance with their terms, are subject to a four- month statutory hold period from the date of issuance of the warrants under applicable Canadian securities laws.

As part of the Offering, certain directors and senior officers of the Company have subscribed for an aggregate of 8,544 Series B Preferred Shares and will receive an aggregate of 1,708,827 Warrants therewith.1 The participants in the Offering included Mr. Kazan who, following the initial closing, beneficially owns or controls 6,153,769 (or approximately 12.7%) of the Company's equity securities on a partially diluted basis. Immediately prior to the offering, Mr. Kazan beneficially owned or controlled 5,574,901 (or 11.6%) of the Company's equity securities on a partially diluted basis. Mr Kazan received an additional 1,157,732 Warrants in connection with his exchange of Series A Preferred Stock with a face value of US$5,788,671.89 (approximately C$7,589,527.71) for Series B Preferred Stock with equivalent face value. Mr. Kazan agreed to the cancelation of 578,864 Existing Warrants that he beneficially owned or controlled immediately prior to the initial closing of the Offering.Mr. Kazan holds and controls his securities of the Company for investment purposes only and Mr. Kazan may increase or decrease his beneficial ownership or control over the securities of the Company, which he may do, from time to time, depending on market or other conditions and to the extent deemed advisable in light of his general investment strategy.This news release is being disseminated as required by National Instrument 62-103 - The Early Warning System and Related Take-Over Bids and Insider Reporting Issues in connection with the anticipated filing of an early warning report (the "Early Warning Report"). A copy of the Early Warning Report will be available on SEDAR under the Company's profile at www.sedar.com and can also be obtained by contacting John Brebeck, Vice President of Investor Relations of the Company, at ir@glasshousebrands.com

As noted above, the intended use of net proceeds from the Offering of approximately US$26.5 million includes US$10 million to repay an interim bridge loan from the Company’s senior lender (as mentioned above) and approximately US$16.5 million for working capital and transaction costs. Prior to initial closing of the Offering, the Company had approximately US$99.5 million outstanding in senior secured debt, unsecured convertible debt and preferred equity. Following the final closing of the Offering, this amount is expected to increase to approximately US$116 million.

The securities issued pursuant to the Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "1933 Act"), or under any state securities laws, and may not be offered or sold, directly or indirectly, or delivered within the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or a solicitation to buy such securities in any jurisdiction in which such offer, sale or solicitation would be unlawful.

Footnotes:

1.      Each subscription by a director or senior officer of the Company is considered to be a “related party transaction” for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company did not file a material change report more than 21 days before the expected closing date of the Offering as the details of the Offering and the participation therein by each “related party” of the Company were not settled until shortly prior to the closing of the Offering, and the Company wished to close the Offering on an expedited basis for sound business reasons. The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in section 5.4 of MI 61-101 and the minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.5(a) and section 5.7(1)(a), respectively, of MI 61-101, as the fair market value of the transaction, insofar as it involves related parties, is not more than the 25% of the Company’s market capitalization.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle D. Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

FORWARD LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the expected use of proceeds of the Offering, the completion of an additional closing, the total amount of Series B Preferred Stock to be issued, and the stated target of achieving free cash flow positive operations excluding the capex for Phase II of the SoCal farm by the first quarter of 2023. All forward-looking statements, including those herein are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR at www.sedar.com and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR at www.sedar.com. The forward- looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

SOURCE Glass House Brands Inc.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T:	(562) 264-5078
E:	ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T:	(562) 264-5078
E:	ir@glasshousebrands.com